UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

SPYRE THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

00773J 202

(CUSIP Number)

Ms. Erin O’Connor

Fairmount Funds Management LLC

200 Barr Harbor Drive, Suite 400

West Conshohocken, PA 19428

(267) 262-5300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

-with copy to-

Ryan A. Murr

Gibson, Dunn & Crutcher LLP

555 Mission Street, Suite 3000

San Francisco, CA 94105

December 7, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

1	NAME OF REPORTING PERSON Fairmount Funds Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,813,901(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,813,901(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,813,901(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.59%(2)
14	TYPE OF REPORTING PERSON IA

(1)

The securities include 3,813,901 shares of common stock, $0.0001 par value (“Common Stock”). The securities exclude shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”), and Series B Preferred Stock, par value $0.0001 per share (the “Series B Preferred Stock”), in excess of the beneficial ownership limitation of 0.00%.

(2)	Based on 36,021,007 shares of Common Stock outstanding as of December 11, 2023.

1	NAME OF REPORTING PERSON Fairmount Healthcare Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,043(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,043(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,043(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.03%(2)
14	TYPE OF REPORTING PERSON PN

(1)

The securities include 11,043 shares of Common Stock. The securities exclude shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock in excess of the beneficial ownership limitation of 0.00%.

(2)	Based on 36,021,007 shares of Common Stock outstanding as of December 11, 2023.

1	NAME OF REPORTING PERSON Fairmount Healthcare Fund II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 367,378(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 367,378(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 367,378(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.02%(2)
14	TYPE OF REPORTING PERSON PN

(1)

The securities include 367,378 shares of Common Stock. The securities exclude shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock and Series B Preferred Stock in excess of the beneficial ownership limitation of 0.00%.

(2)	Based on 36,021,007 shares of Common Stock outstanding as of December 11, 2023

1	NAME OF REPORTING PERSON Fairmount Healthcare Co-Invest LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,435,480(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,435,480(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,435,480(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.54%(2)
14	TYPE OF REPORTING PERSON PN

(1)	The securities include 3,435,480 shares of Common Stock.
(2)	Based on 36,021,007 shares of Common Stock outstanding as of December 11, 2023

1	NAME OF REPORTING PERSON Peter Harwin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,813,901(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,813,901(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,813,901(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.59%(2)
14	TYPE OF REPORTING PERSON IN

(1)

The securities include 3,813,901 shares of Common Stock. The securities exclude shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock and Series B Preferred Stock in excess of the beneficial ownership limitation of 0.00%.

(2)	Based on 36,021,007 shares of Common Stock outstanding as of December 11, 2023

1	NAME OF REPORTING PERSON Tomas Kiselak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Slovak Republic

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,813,901(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,813,901(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,813,901(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.59%(2)
14	TYPE OF REPORTING PERSON IN

(1)

The securities include 3,813,901 shares of Common Stock. The securities exclude shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock and Series B Preferred Stock in excess of the beneficial ownership limitation of 0.00%.

(2)	Based on 36,021,007 shares of Common Stock outstanding as of December 11, 2023

Item 1.	Security and Issuer

This Amendment No. 2 amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission on June 30, 2023 and Amendment No. 1 filed on November 29, 2023 (as amended, the “Statement” or the “Schedule 13D”) by the Reporting Persons with respect to the common stock, $0.0001 par value (“Common Stock”), of Spyre Therapeutics, Inc. (the “Company” or “Spyre”). Unless otherwise defined herein, capitalized terms used in this Amendment No. 2 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged. The address of the principal executive offices of the Company is 221 Crescent Street, Building 23, Suite 105, Waltham, MA 02453.

Item 2.	Identity and Background

(a)

This Schedule 13D is being filed jointly by (1) Fairmount Funds Management LLC, a Delaware limited liability company and Securities and Exchange Commission registered investment adviser under the Investment Advisers Act of 1940 (“Fairmount Funds Management”); (2) Fairmount Healthcare Fund LP, a Delaware limited partnership (“Fund I”); (3) Fairmount Healthcare Fund II LP, a Delaware limited partnership (“Fund II”); (4) Fairmount Healthcare Co-Invest LP, a Delaware limited partnership (“Co-Invest”); (5) Peter Harwin; and (6) Tomas Kiselak (Mr. Harwin and Mr. Kiselak, Fairmount Funds Management, Fund I, Fund II and Co-Invest are collectively referred to herein as the “Reporting Persons”). The joint filing agreement of the Reporting Persons is attached as Exhibit 99.1 to this Schedule 13D.

Fairmount Funds Management serves as investment manager for Fund I, Fund II and Co-Invest and may be deemed a beneficial owner, for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the “Act”), of any securities of the Company held by Fund I, Fund II and Co-Invest. Fund I, Fund II and Co-Invest have delegated to Fairmount Funds Management the sole power to vote and the sole power to dispose of all securities held in Fund I’s, Fund II’s and Co-Invest’s portfolio, including the shares of Common Stock reported herein. Because Fund I, Fund II and Co-Invest have divested themselves of voting and investment power over the reported securities they hold and may not revoke that delegation on less than 61 days’ notice, Fund I, Fund II and Co-Invest disclaim beneficial ownership of the securities they hold for purposes of Section 13(d) of the Act and therefore disclaim any obligation to report ownership of the reported securities under Section 13(d) of the Act. The general partner of Fairmount Funds Management is Fairmount Funds Management GP LLC (“Fairmount GP”). As managing members of Fairmount GP, Mr. Harwin, and Mr. Kiselak may be deemed beneficial owners, for purposes of Section 13(d) of the Act, of any securities of the Company beneficially owned by Fairmount Funds Management. Fairmount Funds Management, Fairmount GP, Mr. Harwin and Mr. Kiselak disclaim beneficial ownership of the securities reported in this Schedule 13D other than for the purpose of determining their obligations under Section 13(d) of the Act, and the filing of this Schedule 13D shall not be deemed an admission that any of Fairmount Funds Management, Fairmount GP, Mr. Harwin or Mr. Kiselak is the beneficial owner of such securities for any other purpose.

(b)	The principal business address of each of the Reporting Persons is 200 Barr Harbor Drive, Suite 400, West Conshohocken, PA 19428.

(c)

The principal business of Fairmount Funds Management is to provide discretionary investment management services to qualified investors through Fund I, Fund II and Co-Invest, which are each private pooled investment vehicles. The principal occupation of Mr. Harwin and Mr. Kiselak is investment management.

(d)(e)

During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect at such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and supplemented as follows:

In aggregate, the Reporting Persons have voting and dispositive power over 3,813,901 shares of Common Stock of the Company. The securities exclude shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock and Series B Preferred Stock in excess of the beneficial ownership limitation of 0.00%. On December 7, 2023, Fund II purchased a total of 16,667 shares of Series B Preferred Stock from the Company for an aggregate of $10,000,200 in a private placement transaction (the “Private Placement”). The shares were purchased with working capital. Fairmount Funds Management does not own any Common Stock directly but are deemed to beneficially own Common Stock held by Fund I, Fund II and Co-Invest. Fairmount Funds Management, Mr. Harwin and Mr. Kiselak each disclaim beneficial ownership of such Common Stock, except to the extent of its or his pecuniary interest therein.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

The Reporting Persons own 10.59% of the Company in the aggregate, based upon the Company’s aggregate outstanding shares as of December 11, 2023. The Reporting Persons’ securities include 3,813,901 shares of Common Stock. The securities exclude shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock and Series B Preferred Stock in excess of the beneficial ownership limitation of 0.00%.

The Reporting Persons purchased the shares of Series B Preferred Stock referenced in Item 3 for investment purposes.

Certificate of Designation

On December 8, 2023, the Company filed a Certificate of Designation of Preferences, Rights and Limitations of the Series B Non-Voting Convertible Preferred Stock with the Secretary of State of the State of Delaware (the “Certificate of Designation”) in connection with the Private Placement. The Certificate of Designation provides for the issuance of shares of Series B Preferred Stock.

Holders of Series B Preferred Stock are entitled to receive dividends on shares of Series B Preferred Stock equal to, on an as-if-converted-to-Common-Stock basis, and in the same form as dividends actually paid on shares of the Common Stock. Except as otherwise required by law, the Series B Preferred Stock does not have voting rights. However, as long as any shares of Series B Preferred Stock are outstanding, the Company will not, without the affirmative vote of the holders of a majority of the then outstanding shares of the Series B Preferred Stock, (a) alter or change adversely the powers, preferences or rights given to the Series B Preferred Stock, (b) alter or amend the Certificate of Designation, or (c) amend its certificate of incorporation or other charter documents in any manner that adversely affects any rights of the holders of Series B Preferred Stock. The Series B Preferred Stock does not have a preference upon any liquidation, dissolution or winding-up of the Company.

Following stockholder approval of the conversion of the Series B Preferred Stock into shares of Common Stock in accordance with Nasdaq Stock Market Rules, each share of Series B Preferred Stock will automatically convert into 40 shares of Common Stock, subject to certain limitations, including that a holder of Series B Preferred Stock is prohibited from converting shares of Series B Preferred Stock into shares of Common Stock if, as a result of such conversion, such holder, together with its affiliates, would beneficially own more than a specified percentage (to be established by the holder between 0% and 19.99%) of the total number of shares of Common Stock issued and outstanding immediately after giving effect to such conversion.

The foregoing description of the Series B Preferred Stock does not purport to be complete and is qualified in its entirety by the full text of the Certificate of Designation, a copy of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Registration Rights Agreement

On December 7, 2023, the Company and the purchasers in the Private Placement, including Fund II (the “Purchasers”), entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which, among other things, the Company agreed to provide for the registration and resale of the shares of Common Stock and shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock that were purchased by the Purchasers in the Private Placement. The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the full text of the Registration Rights Agreement, a copy of which is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Company

Item 5 is hereby amended and supplemented as follows:

The percentages used in this Schedule 13D are calculated based upon 36,021,007 shares of Common Stock outstanding as of December 11, 2023. The Reporting Persons’ securities include 3,813,901 shares of Common Stock. The securities exclude shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock and Series B Preferred Stock in excess of the beneficial ownership limitation of 0.00%.

Fairmount Funds Management is the investment manager or adviser to Fund I, Fund II and Co-Invest, and has voting and dispositive power over shares of Common Stock held on behalf of Fund I, Fund II and Co-Invest. Other than the Conversion discussed above, the Reporting Persons have not had any transactions in the Common Stock.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 of the Reporting Persons’ Schedule 13D filed with the SEC on June 30, 2023).

99.2	Certificate of Designation of Series B Non-Voting Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 of Spyre’s Form 8-K filed with the SEC on December 8, 2023).

99.3	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 of Spyre’s Form 8-K filed with the SEC on December 8, 2023).

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement as of December 11, 2023.

FAIRMOUNT FUNDS MANAGEMENT LLC

By:	/s/ Peter Harwin	/s/ Tomas Kiselak
	Peter Harwin	Tomas Kiselak
	Managing Member	Managing Member

FAIRMOUNT HEALTHCARE FUND LP

By:	/s/ Peter Harwin	/s/ Tomas Kiselak
	Peter Harwin	Tomas Kiselak
	Managing Member	Managing Member

FAIRMOUNT HEALTHCARE FUND II LP

By:	/s/ Peter Harwin	/s/ Tomas Kiselak
	Peter Harwin	Tomas Kiselak
	Managing Member	Managing Member

FAIRMOUNT HEALTHCARE CO-INVEST LP

/s/ Peter Harwin	/s/ Tomas Kiselak
Peter Harwin	Tomas Kiselak
Managing Member	Managing Member

/s/ Peter Harwin
Peter Harwin

/s/ Tomas Kiselak
Tomas Kiselak